
June 15, 2012

<u>Via E-mail</u>
Mitchell Geisler
Chairman and Chief Executive Officer
Pacific Metals Corp.
848 North Rainbow BLVD, #2987
Las Vegas, Nevada 89107

      Re: Pacific Metals Corp.
               Registration Statement on Form 10
               Filed March 27, 2012
               File No. 000-54629

Dear Mr. Geisler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Pamela Howell
               for

               John Reynolds
               Assistant Director

cc: (via e-mail) Andrew Hudders, Esq.